COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2007 AUG 20 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 15, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

07026105

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English versions of two presentations for analysts and investors, respectively, released last week in connection with Commerzbank's 2nd quarter results and posted on the Commerzbank head office website. Each of these items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel (US)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dlw 8/22

SEC File No.
082-02523

CIK 0000852933

/ commerzbank – figures, facts, targets /

INVESTOR RELATIONS

COMMERZBANK

2nd QUARTER 2007

/ Sustainable earnings improvement affirmed /

Operating Profit in € m

Cost/Income Ratio in %


63.8
64.6
1,660
1,983
55.2
822
852
53.9
1.1.-30.6.2004
1.1.-30.6.2005
1.1.-30.6.2006
1.1.-30.6.2007

Commerzbank AG
Group Communications

D-60261 Frankfurt am Main
www.commerzbank.com

Investor Relations
Jürgen Ackermann
Wennemar von Bodelschwingh
Sandra Büschken
Ute Heiserer-Jäckel
Simone Nuxoll
Stefan Philippi
Karsten Swoboda
Office: Andrea Flügel
Telephone +49 69-136-222 55
Telefax +49 69-136-294 92
E-mail: ir@commerzbank.com

Regulated by FSA for the Conduct of
Investment Business in the UK

This publication appears four times a year
to accompany the quarterly results and
the annual financial statements.

This presentation can also be found on
Commerzbank's web site, in German and English.

German: www.commerzbank.de
Investor Relations
Analysten Handouts
English: www.commerzbank.com
Investor Relations
Analyst Handouts

Completed on August 8, 2007

Content

All figures – if not stated otherwise – according to IAS/IFRS

H1 key data significantly improved

	2004	2005	2006[1]	1st half 2007	Comments
Operating profit (€ m)	1,011	1,757	2,628	1,983	Substantially increased
Cost/income ratio (%)	70.9	67.2	59.7	53.9	Sharpened business profile
Operating RoE (%) [3]	9.9	17.2	21.5	29.4	Reaching new dimensions
RoE of consol. surplus (%) [3]	4.0	12.8	14.1	22.1	Substantial boost
Core capital ratio (%) [2]	7.5	8.0	6.7	6.9	In the upper target range
EPS (€)	0.61	1.97	2.43	2.10	Significant improvement
Dividend (per share in €)	0.25	0.50	0.75	.	Dynamic dividend growth

⇨ Core financial figures reflect continuous profit improvement

1) stated figures; 2) including market-risk position; 3) annualized

Profit per quarter

Commerzbank Group, in € m



□ Operating profit
■ Consolidated surplus
551
401
301
180
429
268
476
338
960
743
700
285
337
217
631
352
908
609
1,075
768
Q1
Q2
Q3
Q4
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
2007

Commerzbank on its way to overachieve its targets



Net RoE¹⁾
in %
+3.9ppts
18.2
22.1
H1 2006
H1 2007
CIR¹⁾
in %
-1.3ppts
55.2
53.9
H1 2006
H1 2007
EPS¹⁾
in €
+33.8%
1.57
2.10
H1 2006
H1 2007
Clean net RoE¹⁾
in %
+4.1ppts
11.9
16.0
H1 2006
H1 2007
Clean CIR¹⁾
in %
-4.5ppts
63.1
58.6
H1 2006
H1 2007
Clean EPS¹⁾
in €
+48.0%
1.02
1.51
H1 2006
H1 2007

Clean: Without net result on participations and restructuring charges

[1] restated due to IAS 8 in 2006

Commerzbank benefits from strong German economy

Focus Germany





Revenues after provisioning
in %
32
68
Claims on customers
in %
30
70
Operating profit
in %
44
56
Employees
in %
24
76
Abroad
Germany
Year end 2006 CB Group

Focused international business

- Accompanying German corporates in their international business
- Strong presence in main international real estate markets
- Seizing growth opportunities in selected regions, i.e. CEE

Group Structure
as of June 2007

Commerzbank

CRO: Hartmann | CEO: Müller | CFO: Strutz

Private & Business Customers	Mittelstand	Corporates & Markets	Commercial Real Estate	Public Finance & Treasury
• Private Banking • Private and Business Customers • Retail Credit • comdirect bank AG • German Asset Management *)	• Corporate Banking • Financial Institutions • BRE Bank SA • Eastern Europe (excl. BRE Bank)	• Corporates & Markets • Western Europe • North and Latin America • Johannesburg Branch	• Commercial Real Estate • Commerz Grundbesitzgesellschaft mbH • CommerzLeasing und Immobilien AG	• Group Treasury • Public Finance
Kassow	**Blessing**	**Teller**	**Knobloch**	**Reuther**

*) International Asset Management included in segment „Others and Consolidation"

Commerzbank and Eurohypo: the pre-eminent commercial banking Group

Germany



No. 2 German bank by total assets
No. 1 Commercial real estate bank
No. 1 Public sector financing in combination with Essenhyp
No. 1 online brokerage
No. 1 equity derivatives
No. 2 Residential real estate financing
No. 2 Mittelstandsbank
No. 3 Retail bank with more than 6 m customers

International



No. 1 Jumbo Covered Bond issuer in Europe
No. 1 European CMBS conduit originator
No. 2 Lead arranger of Euromarket real estate loans
Top player real estate banking in USA
Strong market position in Poland (BRE among top 5) and Russia

Commerzbank Group's income statement

	1.1.-30.6.2007	1.1.-30.6.2006	Change	
	in € m	in € m	in € m	in %
Net interest income	**2,048**	1,891	157	8.3
Provisions for possible loan losses	**-311**	-384	73	-19.0
Net interest income after provisioning	**1,737**	1,507	230	15.3
Net commission income	**1,605**	1,411	194	13.7
Trading profit	**682**	657	25	3.8
Net result on investments and securities portfolio	**487**	629	-142	-22.6
Other result	**156**	-27	183	.
Total income	***4,667***	*4,177*	*490*	*11.7*
Operating expenses	**2,684**	2,517	167	6.6
Operating profit	**1,983**	**1,660**	**323**	**19.5**
Restructuring expenses	**-**	214	-214	.
Pre-tax profit	**1,983**	**1,446**	**537**	**37.1**
Taxes on income	**550**	329	221	67.2
After-tax profit	**1,433**	**1,117**	**316**	**28.3**
Profit/loss attributable to minority interests	**-56**	-89	33	-37.1
Consolidated surplus	**1,377**	**1,028**	**349**	**33.9**

Net interest income
Commerzbank Group, in € m



3,013
2,177
836
3,167
2,646
521
3,916
3,038
1,891
1,507
878 1)
384
2,048
+8.3%
1,737
+15.3%
-19.0%
311
Net interest income before provisioning
Provision for possible loan losses
Net interest income after provisioning
2004
2005
2006
1.1.-30.6.2007

1) including one-off provisions of €293m

Provision for possible loan losses, by segment

Commerzbank Group, in € m


Σ 836
Σ 521
Σ 878
Σ 311 3)
33
130
-68
158
268
28
148
-11
128
585 2)
12
78
23
55
139
□ Total 2004
□ Public Finance & Treasury
□ Commercial Real Estate
■ Corporates & Markets
Mittelstand
■ Private and Business Customers
2004
2005
2006 1)
1.1.-30.6.2007

1) since Q2 including Eurohypo; 2) including one-off provisions of €293m; 3) €4m booked in Others and Consolidation

Commerzbank Group's provision for possible loan losses

Value adjustments and loan losses 1995-2006, in %


0.50
0.60
0.50
0.50
0.30
0.29
0.39
0.77
0.66
0.52
0.32
0.31
0.17
0.29
0.46
0.21
0.15
0.35
0.28
0.48
0.50
0.63
0.48
0.41
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
provisioning ratio 1)
write-off ratio 2)

1) Net provision for risks as percentage of total lending; 2) Write-offs as a percentage of total lending

Breakdown of net commission income

Commerzbank Group, in € m



1,605
1,411
□ Securities business
■ Asset Management
□ Foreign commercial business and payments transactions
■ Real-estate business
□ Guarantees
Income from syndicated business
■ Other commissions
601
379
231
136
85
66
107
532
360
244
87
82
56
50
1.1.-30.6.2007
1.1.-30.6.2006
generated abroad
29.4%
25.3%

Trading profit

Commerzbank Group, in € m



250
6
212
217
Σ 685
320
337
168
286
Σ 1,111
301
381
Q1
Q2
Q3
Q4
2005
Q1
Q2
Q3
Q4
2006
Q1
Q2
2007

Operating expenses

Commerzbank Group, in € m



4,493
4,662
5,204
2,684
2,452
1,639
402
2,667
1,560
435
3,128
1,553
1,741
817
335
147
+3.0%
1,599
+13.0%
923
+10.2%
162
Personnel expenses
Other expenses
Depreciation on fixed and intangible assets
2004
2005
2006
1.1.-30.6.2007

Commerzbank's cost management



32,349
32,706
33,206
32,820
32,647
32,578
33,230
33,056
33,153
35,662
36,123
35,975
35,891
35,384
Σ 4,493
Σ 4,662
Σ 5,204
1,360
1,324
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2 1)
Q3
Q4
Q1
Q2
2004
2005
2006
2007
staff (end-quarter figures)
operating expenses in € m

1) since Q2 including Eurohypo

Profitability ratios

in %



70.9
67.2
59.7
53.9
29.4
21.5
17.2
9.9
Cost/income ratio in operating business
Operating return on equity 1)
2004
2005
2006
1.1.-30.6.2007

1) annualized

Key figures per Commerzbank share

in €



4.00
2.91
2.43
1.97
1.70
0.61
0.50
0.75
0.25
2004
2005
2006
Consolidated surplus* Operating Result Dividend**
*) incl. restructuring expenses; **) excluding tax credit
2.53
1.57
3.02
2.10
1.1.-30.6.2006
1.1.-30.6.2007
Consolidated surplus Operating Result

	2004	2005	2006	30.6.2007
Number of shares issued in m	598.6	656.8	657.2	657.2
Average number of shares outstanding in m	593.4	604.0	656.3	656.6

Development of business volumes

Commerzbank Group, in € bn



Balance-sheet total
Risk-weighted assets (BIS)
Claims on customers
424.9
139.7
150.3
444.9
149.7
153.7
608.3
231.5
294.5
638.2
239.4
298.6
31.12.2004
31.12.2005
31.12.2006
30.6.2007

Claims on customers

Commerzbank Group



in € bn
150.3
153.7
294.5
Corporate and retail customers
Public authorities
Corporate customers
Retail customers
Public authorities
Foreign
Domestic
24.1%
3.0%
30.1%
24.9%
17.9%
24.3%
2.4%
28.6%
25.4%
19.3%
25.6%
4.5%
23.9%
25.1%
20.9%
31.12.2004
31.12.2005
31.12.2006

Rating of agreed credit lines by corporate divisions
as of 30.6.2007, in %



74.8
51.3
50.7
32.6
32.2
21.6
8.5
10.9
3.8
5.1
0.6
2.4
3.0
1.1
0.5
0.7
0.2
0.1
R0
R1
R2
R3
R4
R5
Credit rating
Retail Banking and Asset Management
CRE, Public Finance & Treasury
Corporate and Investment Banking

Revaluation reserve
in € bn



1.4
1.5
1.8
2.0
1.6
1.1
1.5
1.7
1.7
2.0
31.3.
30.6.
30.9.
31.12.
31.3.
30.6.
30.9.
31.12.
31.3.
30.6.
2005
2006
2007

Major participations of Commerzbank as of 30.6.2007:

5-10%:
Linde*

1-5%:
Generali
Hochtief*
Mediobanca*
ThyssenKrupp*

*indirectly

Breakdown of assets

Commerzbank Group, in € m


Balance-sheet total
■ Liquid funds
□ Claims on banks
■ Claims on customers (after provisioning)
□ Assets held for dealing purposes/financial investments
Other assets
638,179
2,480
75,934
291,519
244,824
23,422
608,339
5,967
75,271
287,100
220,818
19,183
30.6.2007
31.12.2006

Breakdown of liabilities

Commerzbank Group, in € m


Balance-sheet total
□ Liabilities to banks
■ Liabilities to other creditors
□ Securitized liabilities
■ Own funds
Other liabilities
638,179
121,225
147,036
232,101
31,276
106,541
608,339
125,825
141,214
228,753
30,125
82,422
30.6.2007
31.12.2006

Risk-weighted assets vs. Tier I capital ratio and own funds ratio

in € bn


141
143
147
150
231
232
228
231
235
239
12.3
12.1
11.4
12.5
10.6
10.3
11.0
11.1
11.0
11.1
7.1
6.9
6.6
8.0
6.4
6.4
6.5
6.7
6.9
6.9
31.3.
30.6.
30.9.
31.12.
31.3.[1)]
30.6.
30.9.
31.12.
31.3.
30.6.
2005
2006
2007
Risk-weighted assets
Tier I ratio (%), incl. market risk position
Own funds ratio (%), incl. market risk position

1) since Q1 including Eurohypo

Group equity definitions

Reconciliation of equity definitions

Equity definitions in €m	Jun 2007
Subscribed capital	1,708
Capital reserve	5,705
Retained earnings	5,122
Reserve from currency translation	-51
Investors' capital without minorities	**12,484**
Minority interests (IFRS)*	1,063
Investors' capital	**13,547**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	-7
BIS core capital without hybrid capital	**13,540**
Hybrid capital	3,096
BIS Tier I capital	**16,636**

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated surplus

Equity basis for RoE

- Investors' capital without minorities: **Basis for RoE on net profit**
- Investors' capital: **Basis for operating RoE and pre-tax RoE**

Breakdown of results by segment

Commerzbank Group, 1.1.-30.6.2007, in € m

	Private and Business Customers	Mittelstand	Corporates & Markets	Commercial Real Estate	Public Finance & Treasury	Others/ Consoli-dation	Total
Net interest income	637	693	197	422	79	20	**2,048**
Provisions for possible loan losses	-139	-55	-23	-78	-12	-4	**-311**
Net interest income after provisioning	498	638	174	344	67	16	**1,737**
Net commission income	810	362	106	195	-13	145	**1,605**
Trading profit	2	51	616	34	-32	11	**682**
Net result on investments and securities portfolio	3	25	8	1	122	328	**487**
Other result	-	6	5	21	4	120	**156**
Total income	*1,313*	*1,082*	*909*	*595*	*148*	*620*	***4,667***
Operating expenses	1,064	547	526	278	53	216	**2,684**
Operating profit	**249**	**535**	**383**	**317**	**95**	**404**	**1,983**
Restructuring expenses	-	-	-	-	-	-	-
Pre-tax profit	**249**	**535**	**383**	**317**	**95**	**404**	**1,983**

Value drivers

Commerzbank Group, 1.1.-30.6.2007

	Private and Business Customers	Mittelstand	Corporates & Markets	Commer-cial Real Estate	Public Finance & Treasury	Others/ Consoli-dation	Total
Average equity tied-up (€ m)	2,514	3,025	2,215	4,232	1,173	334	**13,493**
Operative return on equity (%) 1)	19.8	35.4	34.6	15.0	16.2	.	**29.4**
Cost/income ratio in operating business (%)	73.3	48.1	56.4	41.3	33.1	.	**53.9**
Return on equity of pre-tax profit (%) 1)	19.8	35.4	34.6	15.0	16.2	.	**29.4**
staff (average number)	11,686	9,399	1,757	1,620	416	9,675	**34,553**

1) annualized

Balanced profit mix at Group level

Operating profit in € m



Private & Business Customers
137
-19
71
-231
36
145
104
Q1 Q2 Q3 1) Q4 Q1 Q2
2006 2007
1) incl. one-off provision of €293m
Mittelstand
152
-10
129
221
312
266 269
Q1 Q2 Q3 Q4 Q1 Q2
2006 2007
Corporates & Markets
188
-8
169 163
113
174
209
Q1 Q2 Q3 Q4 Q1 Q2
2006 2007
Commercial Real Estate
90
49
123
146 152
164 153
Q1 Q2 Q3 Q4 Q1 Q2
2006 2007
Public Finance & Treasury
38
53
112
44 47
77
18
Q1 Q2 Q3 Q4 Q1 Q2
2006 2007
Others and Consolidation
381
-4
96
-6
-29
82
322
Q1 Q2 Q3 Q4 Q1 Q2
2006 2007
pro-forma integration of Eurohypo

Equity allocation within Commerzbank Group

Average, 1.1.-30.6.2007



2%
9%
19%
€ 13,493 m
32%
22%
16%
Private and Business Customers
€2,514m
Mittelstand
€3,025m
Corporates & Markets
€2,215m
Commercial Real Estate
€4,232m
Public Finance & Treasury
€1,173m
Others and Consolidation
€334m

Private & Business Customers
(including German Asset Management)

1. Commerzbank's Strategic Position ⇨

- One of the leading retail banks in Germany with more than 6 million customers:
  - No. 1 for Business Customers
  - Among top 3 in Affluent and Private Banking
  - No. 1 in Online Brokerage
  - No. 1 in Retail Lending
  - No. 5 in Fund Market

2. Profitability Drivers ⇨

- Sizable growth investments in retail banking, at comdirect and at cominvest
- Comprehensive efficiency program: Branch of the future, Retail Credit Administration, Service to Perform (IT and Back Office)
- Increased profitability of the loan book by stringent and advanced risk policy and risk-return based equity management

3. Strategic Goals ⇨

- Organic growth in: customers, assets under management and revenues
- Systematic increase of operating profits through customer service, innovation and process optimization
- Increased profitability to be reflected in a medium term operating RoE-target of ≥ 21% by 2010

PBC: Continued high level of operating result

Operating profit
in € m



137
71
-19
-231
36
145
104
Q1 Q2 Q3 Q4
2006
Q1 Q2
2007

[ ] Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	2,649	**2,498**
Op. RoE* (%)	11	**17**
CIR (%)	79	**76**

Ø Q2 equity allocation within Group



18.5%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	328	**318**	616	662	**637**
Risk provisioning	-72	**-66**	-128	-143	**-139**
Commission income	344	**380**	754	752	**810**
Operating expenses	527	**531**	1,022	1,052	**1,064**
Operating profit	71	**104**	208	189	**249**

PF = Pro-forma integration of Eurohypo

- Credit margins stable at around 119bp since the beginning of the year
- Further reduction in the mortgage loan portfolio by €3.4bn (y-o-y) lowers interest income
- Deposit volumes +13% and deposit margin + 24bp (y-o-y) crucial for the maintained net interest result (q-o-q)
- Fee income maintained at excellent level; seasonal reduction q-o-q (fewer working days in Q2)
- Acquisition of new customers continues to be strong (+145,000 net since the beginning of the year)
- AuM at cominvest reached €62bn level (+12% y-o-y)

Mittelstand

1. Commerzbank's Strategic Position

- Consolidation of our position as No. 1 "Mittelstandsbank" in Germany
- Growing footprint in CEE with BRE Bank in Poland & our branches/subsidiaries in Czech Republic, Hungary
- Progressing strategic expansion focussed on the internationalisation of our Mittelstand customers in Asia

2. Profitability Drivers

- Germany: Results more and more driven by value added products, implementation of strategic initiatives to support our growth path
- BRE: Implementation of InnoBanking in Hungary as well as in Poland started
- CEE: Further growth in expanding Eastern markets via enforced cross-boarder cooperation
- Asia: Moderate growth in interest and commission income

3. Strategic Goals

- Germany: Optimized Loan & Corporate Finance strategy, implementation of loan portfolio management and growth in business with large corporate clients
- CEE: Organic growth in existing markets, development of sales platform and target client segments
- Asia: Accompanying German Mittelstand to Asia, improved product-mix to meet client requirements

Mittelstand: Excellent income level confirmed

Operating profit
in € m



152
-10
129
221
312
266
269
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	2,866	3,083
Op. RoE* (%)	18	35
CIR (%)	55	49

Ø Q2 equity allocation within Group



22.8%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	287	360	603	593	693
Risk provisioning	-81	-25	-161	-161	-55
Commission income	165	175	324	324	362
Operating expenses	261	277	530	530	547
Operating profit	129	269	281	271	535

PF = Pro-forma integration of Eurohypo

- Operating RoE remains at outstanding level of 35% in Q2
- Domestic loan volumes grew by 2% in Q2 while interest margins remained stable at 135bp; growth in the deposit volume (+26% y-o-y to €24bn) as well as deposit margins (90bp)
- Improvement in credit quality continues
- BRE Bank's Q2 result improved by 150% y-o-y
- Domestic expenses flat q-o-q; increase solely due to BRE's growth program

Corporates & Markets

1. Commerzbank's Strategic Position

- No. 1 producer of structured retail products at the world's biggest retail exchange EUWAX
- Pan-European warrant house with leading positions in France, The Netherlands, Belgium and Portugal
- Among top three providers in LBO finance, Covered Bonds and Public Finance in Germany
- Strong position in FX business

2. Profitability Drivers

- Strong and stable client business across all products
- Very positive development in structured retail products
- Substantially increased capital efficiency

3. Strategic Goals

- Improving profit in Markets division by leveraging state-of-the-art multi-asset structuring expertise
- Focusing on regions and products with competitive strengths – sustainable value proposition for our customers
- Strong client relationship and service model
- Further capital efficiency measures (introduction of active Credit Portfolio Management in 2007)

Corporates & Markets: Best quarterly result

Operating profit
in € m



188
169
163
113
174
209
-8
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

Pro-forma integration of Eurohypo

	Q2'06	Q2'07
Ø equity (€ m)	2,334	2,233
Op. RoE* (%)	29	37
CIR (%)	58	55

Ø Q2 equity allocation within Group



16.5%

*annualized

Main P&L items

in € m	Q2'06	Q2'07	H1'06	H1'06 PF	H1'07
Net interest income	76	96	169	161	197
Risk provisioning	-9	-10	-20	-20	-23
Commission income	38	61	86	86	106
Trading profit	281	327	563	563	616
Operating expenses	247	269	497	497	526
Operating profit	169	209	357	349	383

PF = Pro-forma integration of Eurohypo

- Best ever operating RoE at 37%
- Increase in fee income (q-o-q) driven by securities transactions and syndications
- Trading result increased significantly (+13% q-o-q) as a result of strong equity derivatives
- Net result on investments and securities portfolio at +€1m; gains from successful equity transactions neutralised by an impairment on US sub-prime exposure

Commercial Real Estate

1. Commerzbank's Strategic Position

- After completion of Eurohypo acquisition, CB is
  - the leading commercial real estate bank in Europe
  - European market leader for real estate loan syndications and CMBS
- As of January the real estate open ended funds (CGG) is integrated into CRE to form an integrated and comprehensive real estate value chain

2. Profitability Drivers

- Strengthen "buy-and-manage" business model
- Continuing international expansion
- Increased use of capital markets instruments
- Germany: Continuing profitability increase of the portfolio by repricing the back book and extensive Portfolio-Management activities
- streamlining the organization: Merger of CGG and CLI (Leasing and closed ended real estate funds)

3. Strategic Goals

- No. 1 partner for commercial real estate globally
- Providing an integrated value chain with real estate financing and real estate equity products

CRE: Significant increase in operating profit (Q2 +24% y-o-y)

Operating profit
in € m



90
49
123
146
152
164
153
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

[ ] Pro-forma integration of Eurohypo

	Q2'06	Q2'07
Ø equity (€ m)	4,040	**4,281**
Op. RoE* (%)	12	**14**
CIR (%)	43	**42**

Ø Q2 equity allocation within Group



31.7%

*annualized

Main P&L items

in € m	Q2'06	Q2'07	H1'06	H1'06 PF	H1'07
Net interest income	222	**211**	272	434	**422**
Risk provisioning	-55	**-39**	-59	-96	**-78**
Commission income	65	**95**	97	139	**195**
Operating expenses	134	**138**	168	261	**278**
Operating profit	123	**153**	172	262	**317**

PF = Pro-forma integration of Eurohypo

- Operating profit of Eurohypo's commercial real estate business improved by €13m (q-o-q)
- Decline in overall operating profit due to fewer landmark deals in the real estate asset management business in Q2
- High level of new business commitments at €11.4bn in Q2
- Revenue margins slightly increased compared to Q1
- Commission income at high level, supported by continuously strong new lending business

Public Finance & Treasury

1. Commerzbank's Strategic Position

- Leading public finance institution in Germany and Luxembourg
- Leading Pfandbrief issuer in the Euromarket
- Fully integrated Treasury operation following Eurohypo acquisition

2. Profitability Drivers

- Actively managed high-quality credit portfolio
- Value driven new business with international focus
- Well diversified Pfandbriefe issuance franchise
- Market value oriented Treasury management

3. Strategic Goals

- Further portfolio diversification through international focus
- Increased focus on structured products
- Optimise Public Finance business model
- Generate cross selling between Public Finance and other divisions

PFT: Performance suffers given rising interest rates and unfavorable market environment

Operating profit
in € m


112
38
53
44
47
77
18
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

Pro-forma integration of Eurohypo

	Q2'06	Q2'07
Ø equity (€ m)	1,067	1,175
Op. RoE* (%)	42	6
CIR (%)	15	52

Ø Q2 equity allocation within Group


8.7%

*annualized

Main P&L items

in € m	Q2'06	Q2'07	H1'06	H1'06 PF	H1'07
Net interest income	117	11	202	246	79
Trading profit	-8	-7	-16	-16	-12
AfS result	32	43	18	36	122
Operating expenses	22	27	36	43	53
Operating profit	112	18	165	203	95

PF = Pro-forma integration of Eurohypo

- Total revenues dropped markedly as a result of:
  - Lower income from prepayment fees and corresponding repurchase of liabilities at Eurohypo
  - Losses realised at Treasury as a result of interest rate development
  - Lower gains at Essenhyp
- Operating profit for H2 2007 should reach the H1 2007 level

Well positioned for future growth

1.	**Group**	• Track record of delivering on targets • Well balanced and integrated business mix • Strong focus on core competencies
2.	**Positioning**	• Leading position in the German banking market • High potential for further organic and external growth • Reputation for high quality and innovative service • Building on strong position in CEE
3.	**Economy**	High exposure to strong German economy leads to ... • ... increased growth momentum • ... upside potential given our conservative risk management

Commerzbank well positioned to further enhance shareholder value

Commerzbank: the leading Commercial Bank in Germany - strongly positioned to continue profitable growth

Financial target on track

	2005	2006	2007p	2010e
RoE:	9.9%[1]	11.2%	>12%	15%
				Long-term RoE goal

RoE after tax adjusted of one-off positions

Set targets	≥ 8	≥ 10
	✓	✓

1) restated

Equity and market capitalization
Commerzbank Group, in € bn


23.3
19.0
17.1
17.0
15.7
14.6
12.2
9.1
□ Equity 1)
■ Market capitalization
31.12.2004
31.12.2005
31.12.2006
30.6.2007

1) excluding cash flow hedges

Commerzbank's shareholders
as of 30.6.2007


Generali 8.6%
Mediobanca 0.5%
Private Investors 15.5%
Institutional Investors 75.4%*

*) of which 12% domestic

Performance of the Commerzbank share
Month-end figures, January 2004 = 100



250
200
150
100
50
2004
2005
2006
2007*
Commerzbank share price
DJ Euro Stoxx Banks
CDAX (Banks)

*) until August 3, 2007

Trading volume of the Commerzbank share
in € bn

On 30.6.2007, the Commerzbank share had an index weighting of 2.6% in the DAX index and 2.4% in the DJ Euro Stoxx Banks.



4.1
4.9
5.8
7.5
8.3
9.6
8.9
8.6
13.0
12.0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2005
2006
2007

Assets under management
in € bn, as of 30.6.2007


61.6
total: € 118.8 bn
Private Banking*
20.1
11.6
14.0
8.4
3.1
COMINVEST Group
Real-estate funds
CCR Group
Asia
Domestic
Abroad

*) incl. custody and deposit accounts as well as discretionary management

Branch structure of Commerzbank AG in Germany
as of 30.6.2007


Private and business customers 792 outlets
main branches
regional branches
98
branches 2)
674
Corporate customers (Mittelstand) 144 outlets
main branches 1)
regional branches
87
local sales offices
57

In addition, 6 larger corporates centres Corporate Banking in Berlin, Düsseldorf, Frankfurt/Main, Hamburg, Munich and Stuttgart

2) including advisory centres

1) included in regional branches

Basic Commerzbank data
year-end figures

Commerzbank Group	2003	2004	2005	2006
Employees	32,377	32,820	33,056	35,975
of whom: in Germany	25,426	25,417	25,304	27,250
abroad	6,951	7,403	7,752	8,725
Parent Bank				
Branches	747	816	811	811
of which: in Germany	726	796	791	791
abroad	21	20	20	20
Employees	25,260	24,860	24,649	24,327
of whom: in Germany	22,957	22,758	22,715	22,370
abroad	2,303	2,102	1,934	1,957

Financial calendar 2007/2008

August 9, 2007	Q2 2007 Interim Report
September 20, 2007	Investors' Day
November 7, 2007	Q3 2007 Interim Report
February 14, 2008*	Annual results press conference
May 15, 2008	Annual General Meeting

*) provisional date

notes

/ disclaimer /

RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This publication contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

COMMERZBANK



Commerzbank

Analyst conference – Q2 2007 results

Dr. Eric Strutz, Chief Financial Officer

Frankfurt, August 9th, 2007

Focus on growth and profitability

	Q2`07 vs. Q2`06			H1`07 vs. H1`06		
Revenues[1], in € m	**2,550**	+13.2%	↗	**4,978**	+9.1%	↗
Operating profit, in € m	**1,075**	+53.6%	↑	**1,983**	+19.5%	↑
Net RoE, in %	**24.7**	+14.6ppts	↑	**22.1**	+3.9ppts	↗
CIR, in %	**51.9**	-7.0ppts	✓	**53.9**	-1.3ppts	✓

[1] before LLP

- High profit level in the underlying business
- Operating profit without disposal gains significantly up
- Stable cost level
- Good equity position provides potential for growth

Steady growth in net interest income (excl. PFT)

Net interest income

in € m


229
831
1,060
1,050
975
1,045
1,003
159
225
415
79
160
151
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07

Pro-forma full integration of Eurohypo (half year)

w/o PFT	Σ 1,874	+5%	Σ 1,973
Total	Σ 2,120	-3%	Σ 2,048

NII excluding PFT | Loan loss provisions | Pro-forma integration of Eurohypo

- Net interest income excluding PFT up 5% y-o-y
- Very strong NII contribution from Mittelstand (y-o-y) driven by CEE as well as domestic business
- Improving loan quality leads to a slight reduction of the LLP-guidance for 2007
- Only marginal dividend income in Q2
- Spin-off of a Pension Trust reduced net interest income by €8m y-o-y
- PFT result suffered from lower prepayment fees and the interest rate development

Commission income: High profitability level maintained

Commission income
in € m


38
734
677
718
798
847
758
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07

Pro-forma full integration of Eurohypo (half year)

w/o Jupiter	Σ 1,327	+ 12%	Σ 1,484
Total	Σ 1,449	+ 11%	Σ 1,605

[ ] Pro-forma integration of Eurohypo — CI excluding Jupiter

- Commission income in Q2 grew by 12 % y-o-y
- Seasonal impact on securities business
- Syndication business is steadily gaining in importance

- Deconsolidation of Jupiter reduced fee income by €20m q-o-q

Trading profit: Outperforming expectations

Trading profit
in € m


320
14
306
337
11
326
-96
168
264
286
48
238
301
2
299
381
74
307
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07

Pro-forma full integration of Eurohypo (half year)

Σ 657 | + 4% | Σ 682

Pro-forma integration of Eurohypo

- Best quarterly result within the last 5 years
- With €327m C&M once again exceeded the high trading profits of previous quarters
  - Very strong equity derivatives business contributed roughly 50% of entire profit
- €74m IAS 39 effect

■ Trading profit
□ Sales & trading
□ Net result on measurement of derivatives and hedge accounting and application of fair value option (IAS 39)

Cost discipline maintained

Operating expenses
in € m


□ Personnel
■ Depreciation
□ Others
463
77
784
130
1,190
1,327
1,292
1,395
1,360
1,324
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
Q2`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07	Q2`07
CIR	51.5	58.9	63.2	66.3	56.0	**51.9**

[_] Pro-forma integration of Eurohypo — **expenses excluding Jupiter**

- Cost reduction despite growth programs
- Other operating expenses flat q-o-q
- As a result of the deconsolidation of Jupiter, personnel expenses were lower in Q2 by 4% (q-o-q)
- CIR in Q2 below 52%; clean CIR of 60%

Operating profit of nearly €2bn best half-year result ever

Operating profit
in € m


87
960
87
537
700
553
337
631
908
831
1.075
746
Q1`06Clean[2]
Q1`06
Q2`06Clean[2]
Q2`06
Q3`06
Q4`06
Q1`07Clean[2]
Q1`07
Q2`07Clean[2]
Q2`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07	Q2`07
Op. RoE[1]	31.5	22.9	11.0	20.7	27.0	**31.8**

[1] annualized

[2] Clean: without net result on participations

Pro-forma integration of Eurohypo

Clean Figures

- Clean operating profit grew by 35% (y-o-y)
- Mittelstand and C&M main core profit drivers
- One-off gain from Jupiter disposal of €327m in Q2 (booked almost entirely in AfS-result and other operating profit)
- Operating ROE of 32%; clean operating RoE above 22% in Q2

Q2 bottom line profit at all time record level

Net profit

in € m


743
320
285
352
217
352
609
532
768
462
Q1`06Clean[2]
Q1`06
Q2`06Clean[2]
Q2`06
Q3`06
Q4`06
Q1`07Clean[2]
Q1`07
Q2`07Clean[2]
Q2`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07	Q2`07
Net RoE[1]	26.3	10.1	7.7	12.4	19.6	**24.7**
EPS (€)	1.13	0.44	0.33	0.53	0.93	**1.17**

[1] annualized [2] Clean: without net result on participations & restructuring charges ☐ Clean figures

- Clean net profit up 31% y-o-y
- In H1, EPS of 2.10 Euro reached 86% of full FY 2006
- H1 net RoE of 22% excellent basis for above target year-end result
- Q2 2007 tax rate 26%; H1 rate 28%

Comfortably high capital levels

Revaluation reserve
in € m


1,574
1,118
1,468
1,746
1,658
1,997
Mar 06 Jun 06 Sep 06 Dec 06 Mar 07 Jun 07

Regulatory capital (Tier I)
in € m

	Jun 2006	Dec 2006	Mar 2007	**Jun 2007**
Subscribed capital	1,707	1,705	1,708	**1,708**
Reg. Reserves	9,655	9,983	10,362	**10,815**
Minority interests (BIS)	910	884	1,029	**1,017**
Hybrid capital	2,519	2,925	3,018	**3,096**
Total	14,791	15,497	16,117	**16,636**

Risk-weighted assets
in € bn

=> Tier I ratio well within target range of 6.5 to 7%


231.5
231.5
234.9
239.4
6.4
6.7
6.9
6.9
Jun 06 Dec 06 Mar 07 Jun 07

□ Tier I ratio, in %

Balanced profit mix at Group level

Operating profit in € m

Private & Business Customers


137
71
-19
-231 [1]
36
145
104
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

[1] incl. one-off provision of €293m

Mittelstand


152
129
-10
221
312
266
269
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

Corporates & Markets


188
169
-8
163
113
174
209
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

Commercial Real Estate


90
49
123
146
152
164
153
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

Public Finance & Treasury


38
53
112
44
47
77
18
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

Others & Consolidation


381
-4
96
-6
-29
82
322
Q1 Q2 Q3 Q4 Q1 Q2
2006
2007

Pro-forma integration of Eurohypo

PBC: Continued high level of operating result



Operating profit
in € m
137
71
-19
-231
36
145
104
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007
Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	2,649	**2,498**
Op. RoE* (%)	11	**17**
CIR (%)	79	**76**

Ø Q2 equity allocation within Group



18.5%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	328	**318**	616	662	**637**
Risk provisioning	-72	**-66**	-128	-143	**-139**
Commission income	344	**380**	754	752	**810**
Operating expenses	527	**531**	1,022	1,052	**1,064**
Operating profit	71	**104**	208	189	**249**

PF = Pro-forma integration of Eurohypo

- Credit margins stable at around 119bp since the beginning of the year
- Further reduction in the mortgage loan portfolio by €3.4bn (y-o-y) lowers interest income
- Deposit volumes +13% and deposit margin + 24bp (y-o-y) crucial for the maintained net interest result (q-o-q)
- Fee income maintained at excellent level; seasonal reduction q-o-q (fewer working days in Q2)
- Acquisition of new customers continues to be strong (+145,000 net since the beginning of the year)
- AuM at cominvest reached €62bn level (+12% y-o-y)

Mittelstand: Excellent income level confirmed

Operating profit
in € m


152
129
221
312
266
269
-10
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007
Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	2,866	**3,083**
Op. RoE* (%)	18	**35**
CIR (%)	55	**49**

Ø Q2 equity allocation within Group


22.8%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	287	**360**	603	593	**693**
Risk provisioning	-81	**-25**	-161	-161	**-55**
Commission income	165	**175**	324	324	**362**
Operating expenses	261	**277**	530	530	**547**
Operating profit	129	**269**	281	271	**535**

PF = Pro-forma integration of Eurohypo

- Operating RoE remains at outstanding level of 35% in Q2
- Domestic loan volumes grew by 2% in Q2 while interest margins remained stable at 135bp; growth in the deposit volume (+26% y-o-y to €24bn) as well as deposit margins (90bp)
- Improvement in credit quality continues
- BRE Bank's Q2 result improved by 150% y-o-y
- Domestic expenses flat q-o-q; increase solely due to BRE's growth program

Corporates & Markets: Best quarterly result

Operating profit
in € m


188
169
163
113
174
209
-8
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	2,334	**2,233**
Op. RoE* (%)	29	**37**
CIR (%)	58	**55**

Ø Q2 equity allocation within Group


16.5%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	76	**96**	169	161	**197**
Risk provisioning	-9	**-10**	-20	-20	**-23**
Commission income	38	**61**	86	86	**106**
Trading profit	281	**327**	563	563	**616**
Operating expenses	247	**269**	497	497	**526**
Operating profit	169	**209**	357	349	**383**

PF = Pro-forma integration of Eurohypo

- Best ever operating RoE at 37%
- Increase in fee income (q-o-q) driven by securities transactions and syndications
- Trading result increased significantly (+13% q-o-q) as a result of strong equity derivatives
- Net result on investments and securities portfolio at +€1m; gains from successful equity transactions neutralised by an impairment on US sub-prime exposure

CRE: Significant increase in operating profit (Q2 +24% y-o-y)

Operating profit
in € m


90
49
123
146
152
164
153
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

☐ Pro-forma integration of Eurohypo

	Q2`06	Q2`07
Ø equity (€ m)	4,040	**4,281**
Op. RoE* (%)	12	**14**
CIR (%)	43	**42**

Ø Q2 equity allocation within Group


31.7%

*annualized

Main P&L items

in € m	Q2`06	Q2`07	H1`06	H1`06 PF	H1`07
Net interest income	222	**211**	272	434	**422**
Risk provisioning	-55	**-39**	-59	-96	**-78**
Commission income	65	**95**	97	139	**195**
Operating expenses	134	**138**	168	261	**278**
Operating profit	123	**153**	172	262	**317**

PF = Pro-forma integration of Eurohypo

- Operating profit of Eurohypo's commercial real estate business improved by €13m (q-o-q)
- Decline in overall operating profit due to fewer landmark deals in the real estate asset management business in Q2
- High level of new business commitments at €11.4bn in Q2
- Revenue margins slightly increased compared to Q1
- Commission income at high level, supported by continuously strong new lending business

PFT: Performance suffers given rising interest rates and unfavorable market environment

Operating profit
in € m


112
38
53
44
47
77
18
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007
Pro-forma integration of Eurohypo

	Q2`06	**Q2`07**
Ø equity (€ m)	1,067	**1,175**
Op. RoE* (%)	42	**6**
CIR (%)	15	**52**

Ø Q2 equity allocation within Group


8.7%

*annualized

Main P&L items

in € m	Q2`06	**Q2`07**	H1`06	H1`06 PF	**H1`07**
Net interest income	117	**11**	202	246	**79**
Trading profit	-8	**-7**	-16	-16	**-12**
AfS result	32	**43**	18	36	**122**
Operating expenses	22	**27**	36	43	**53**
Operating profit	112	**18**	165	203	**95**

PF = Pro-forma integration of Eurohypo

- Total revenues dropped markedly as a result of:
  - Lower income from prepayment fees and corresponding repurchase of liabilities at Eurohypo
  - Losses realised at Treasury as a result of interest rate development
  - Lower gains at Essenhyp
- Operating profit for H2 2007 should reach the H1 2007 level

Others & Consolidation (incl. international Asset Management units)

Operating profit
in € m


381
96
-4
-6
-29
82
322
Q1
Q2
Q3
Q4
Q1
Q2
2006
2007

Pro-forma integration of Eurohypo

	Q2`06	**Q2`07**
Ø equity (€ m)	-739	**249**
Op. RoE* (%)	.	.
CIR (%)	.	.

Ø Q2 equity allocation within Group


1.8%

*annualized

Main P&L items

in € m	Q2`06	**Q2`07**	H1`06	H1`06 PF	**H1`07**
Net interest income	30	**7**	29	24	**20**
Commission income	78	**54**	167	167	**145**
AfS result	138	**215**	573	573	**328**
Other result	-41	**128**	-63	-62	**120**
Operating expenses	136	**82**	264	264	**216**
Operating profit	96	**322**	477	473	**404**

PF = Pro-forma integration of Eurohypo

- Q2 result driven by disposal gains from Jupiter (€327m)
- Net interest income lower in view of decreased dividend income (y-o-y)
- AfS result includes write-downs at Commerzbank Asset Management Asia (CAMA)

Impact of JUPITER disposal on Q2 results

1.	**One-off effect**	• **AfS result** proceeds from sale	€243m
		• **Other results** release of sundry provisions	€94m
		• **Operating expenses** external advisory fees	- €10m
			€327m
2.	**Recurring P&L effect due to deconsolidation in Q2 (end of May)**	• **Main items in Q2 vs Q1 2007**	
		- commission income	- €20m
		- operating costs	- €20m
3.	**Future earnings impact**	• **In comparison to 2006 figures**	
		- revenues and operating costs (p.a. each)	~€240m
		- operating profit (p.a.)	~ €0m
		- reduction in AuM	€26bn
4.	**Impact on Tier 1 ratios**	• **No significant impact on Tier 1 ratio**	

Balanced approach of profitability and growth

Current

Lever 1

Ongoing organic growth and profitability increase

Lever 2

Anorganic growth

Growth

- Significant investment programs to enhance organic growth in our core divisions
- Expanding in regions and products with competitive strengths
- High exposure to strong German economy leads to ...

  ... increased growth momentum
  ... upside potential given conservative risk management approach

Profitability

- Ongoing efficiency enhancement in all divisions - strict cost management
- Optimizing capital structure via active capital management
- Following active portfolio management

Positive outlook for 2007

	H1 06[1]	H2 06[2]	H1 07[2]	Outlook FY 2007
PBC	189	98*	249	Operating profit should exceed €350m
MSB	271	533	535	Similar level for H2 2007 as in H1 2007
C&M	349	276	383	Similar level as in FY 2006 (€625m)
CRE	262	298	317	H2 2007 in-line with H1 2007
PFT	203	91	95	H2 2007 in-line with H1 2007

Group — **FY 2007 net RoE expected to exceed our 12% target significantly**

August 9th, 2007 [1] pro-forma operating profit in € m [2] operating profit in € m * excl. One-off provision of €293m

Appendix 1

Quarterly results in new Group structure

Commerzbank Group
Quarterly results in new Group structure

	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	1,060	1,060	2,120	1,050	975	4,145	1,045	1,003	2,048
Provision for possible loan losses	-211	-225	-436	-415	-79	-930	-160	-151	-311
Net interest income after provisioning	849	835	1,684	635	896	3,215	885	852	1,737
Net commission income	772	677	1,449	718	798	2,965	847	758	1,605
Trading profit*	320	337	657	168	286	1,111	301	381	682
Net result on investments and securities portfolio	446	184	630	91	50	771	225	262	487
Other result	-20	-6	-26	17	-4	-13	10	146	156
Revenue	*2,367*	*2,027*	*4,394*	*1,629*	*2,026*	*8,049*	*2,268*	*2,399*	*4,667*
Operating expenses	1,320	1,327	2,647	1,292	1,395	5,334	1,360	1,324	2,684
Operating profit	**1,047**	**700**	**1,747**	**337**	**631**	**2,715**	**908**	**1,075**	**1,983**
Restructuring expenses	0	214	214	0	39	253	0	0	0
Pre-tax profit	**1,047**	**486**	**1,533**	**337**	**592**	**2,462**	**908**	**1,075**	**1,983**
Average equity tied up	**12,191**	**12,217**	**12,204**	**12,207**	**12,197**	**12,203**	**13,467**	**13,519**	**13,493**
Operating return on equity (%)	**34.4%**	**22.9%**	**28.6%**	**11.0%**	**20.7%**	**22.2%**	**27.0%**	**31.8%**	**29.4%**
Cost/income ratio in operating business (%)	**51.2%**	**58.9%**	**54.8%**	**63.2%**	**66.3%**	**59.4%**	**56.0%**	**51.9%**	**53.9%**
Return on equity of pre-tax profit (%)	**34.4%**	**15.9%**	**25.1%**	**11.0%**	**19.4%**	**20.2%**	**27.0%**	**31.8%**	**29.4%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Private and Business Customers
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	334	328	662	336	328	1,326	319	318	637
Provision for possible loan losses	-71	-72	-143	-381	-76	-600	-73	-66	-139
Net interest income after provisioning	263	256	519	-45	252	726	246	252	498
Net commission income	408	344	752	340	324	1,416	430	380	810
Trading profit*	1	2	3	0	1	4	1	1	2
Net result on investments and securities portfolio	-17	0	-17	-1	-1	-19	2	1	3
Other result	-12	-4	-16	-1	2	-15	-1	1	0
Revenue	*643*	*598*	*1,241*	*293*	*578*	*2,112*	*678*	*635*	*1,313*
Operating expenses	525	527	1,052	524	542	2,118	533	531	1,064
Operating profit	**118**	**71**	**189**	**-231**	**36**	**-6**	**145**	**104**	**249**
Restructuring expenses	0	96	96	0	39	135	0	0	0
Pre-tax profit	**118**	**-25**	**93**	**-231**	**-3**	**-141**	**145**	**104**	**249**
Average equity tied up	**2,675**	**2,649**	**2,662**	**2,626**	**2,586**	**2,634**	**2,530**	**2,498**	**2,514**
Operating return on equity (%)	**17.6%**	**10.7%**	**14.2%**	**-35.2%**	**5.6%**	**-0.2%**	**22.9%**	**16.7%**	**19.8%**
Cost/income ratio in operating business (%)	**73.5%**	**78.7%**	**76.0%**	**77.7%**	**82.9%**	**78.1%**	**71.0%**	**75.7%**	**73.3%**
Return on equity of pre-tax profit (%)	**17.6%**	**-3.8%**	**7.0%**	**-35.2%**	**-0.5%**	**-5.4%**	**22.9%**	**16.7%**	**19.8%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Mittelstand
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	306	287	593	328	343	1,264	333	360	693
Provision for possible loan losses	-80	-81	-161	-13	46	-128	-30	-25	-55
Net interest income after provisioning	226	206	432	315	389	1,136	303	335	638
Net commission income	159	165	324	163	188	675	187	175	362
Trading profit*	21	20	41	19	23	83	21	30	51
Net result on investments and securities portfolio	5	0	5	0	2	7	24	1	25
Other result	0	-1	-1	-3	-1	-5	1	5	6
Revenue	*411*	*390*	*801*	*494*	*601*	*1,896*	*536*	*546*	*1,082*
Operating expenses	269	261	530	273	289	1,092	270	277	547
Operating profit	**142**	**129**	**271**	**221**	**312**	**804**	**266**	**269**	**535**
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	**142**	**129**	**271**	**221**	**312**	**804**	**266**	**269**	**535**
Average equity tied up	**2,840**	**2,866**	**2,853**	**2,838**	**2,932**	**2,869**	**2,967**	**3,083**	**3,025**
Operating return on equity (%)	**20.0%**	**18.0%**	**19.0%**	**31.1%**	**42.6%**	**28.0%**	**35.9%**	**34.9%**	**35.4%**
Cost/income ratio in operating business (%)	**54.8%**	**55.4%**	**55.1%**	**53.8%**	**52.1%**	**54.0%**	**47.7%**	**48.5%**	**48.1%**
Return on equity of pre-tax profit (%)	**20.0%**	**18.0%**	**19.0%**	**31.1%**	**42.6%**	**28.0%**	**35.9%**	**34.9%**	**35.4%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Corporates & Markets
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	85	76	161	90	87	338	101	96	197
Provision for possible loan losses	-11	-9	-20	27	4	11	-13	-10	-23
Net interest income after provisioning	74	67	141	117	91	349	88	86	174
Net commission income	48	38	86	50	62	198	45	61	106
Trading profit*	282	281	563	193	198	954	289	327	616
Net result on investments and securities portfolio	18	10	28	2	-1	29	7	1	8
Other result	8	20	28	21	-6	43	2	3	5
Revenue	*430*	*416*	*846*	*383*	*344*	*1,573*	*431*	*478*	*909*
Operating expenses	250	247	497	220	231	948	257	269	526
Operating profit	**180**	**169**	**349**	**163**	**113**	**625**	**174**	**209**	**383**
Restructuring expenses	0	3	3	0	0	3	0	0	0
Pre-tax profit	**180**	**166**	**346**	**163**	**113**	**622**	**174**	**209**	**383**
Average equity tied up	**2,402**	**2,334**	**2,368**	**2,260**	**2,180**	**2,294**	**2,197**	**2,233**	**2,215**
Operating return on equity (%)	**30.0%**	**29.0%**	**29.5%**	**28.8%**	**20.7%**	**27.2%**	**31.7%**	**37.4%**	**34.6%**
Cost/income ratio in operating business (%)	**56.7%**	**58.1%**	**57.4%**	**61.8%**	**67.9%**	**60.7%**	**57.9%**	**55.1%**	**56.4%**
Return on equity of pre-tax profit (%)	**30.0%**	**28.4%**	**29.2%**	**28.8%**	**20.7%**	**27.1%**	**31.7%**	**37.4%**	**34.6%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Commercial Real Estate
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	212	222	434	209	232	875	211	211	422
Provision for possible loan losses	-41	-55	-96	-41	-48	-185	-39	-39	-78
Net interest income after provisioning	171	167	338	168	184	690	172	172	344
Net commission income	74	65	139	85	111	335	100	95	195
Trading profit*	15	3	18	9	10	37	17	17	34
Net result on investments and securities portfolio	1	4	5	2	-3	4	0	1	1
Other result	5	18	23	8	-5	26	15	6	21
Revenue	*266*	*257*	*523*	*272*	*297*	*1,092*	*304*	*291*	*595*
Operating expenses	127	134	261	126	145	532	140	138	278
Operating profit	**139**	**123**	**262**	**146**	**152**	**560**	**164**	**153**	**317**
Restructuring expenses	0	13	13	0	0	13	0	0	0
Pre-tax profit	**139**	**110**	**249**	**146**	**152**	**547**	**164**	**153**	**317**
Average equity tied up	**4,000**	**4,040**	**4,020**	**3,957**	**4,067**	**4,016**	**4,183**	**4,281**	**4,232**
Operating return on equity (%)	**13.9%**	**12.2%**	**13.0%**	**14.8%**	**14.9%**	**13.9%**	**15.7%**	**14.3%**	**15.0%**
Cost/income ratio in operating business (%)	**41.4%**	**42.9%**	**42.2%**	**40.3%**	**42.0%**	**41.7%**	**40.8%**	**41.8%**	**41.3%**
Return on equity of pre-tax profit (%)	**13.9%**	**10.9%**	**12.4%**	**14.8%**	**14.9%**	**13.6%**	**15.7%**	**14.3%**	**15.0%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Public Finance & Treasury
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	129	117	246	113	14	373	68	11	79
Provision for possible loan losses	-8	-8	-16	-7	-5	-28	-5	-7	-12
Net interest income after provisioning	121	109	230	106	9	345	63	4	67
Net commission income	-6	-13	-19	-7	-4	-30	-6	-7	-13
Trading profit*	-7	4	-3	-54	24	-33	-34	2	-32
Net result on investments and securities portfolio	4	32	36	24	51	111	79	43	122
Other result	0	2	2	-2	2	2	1	3	4
Revenue	*112*	*134*	*246*	*67*	*82*	*395*	*103*	*45*	*148*
Operating expenses	21	22	43	23	35	101	26	27	53
Operating profit	**91**	**112**	**203**	**44**	**47**	**294**	**77**	**18**	**95**
Restructuring expenses	0	6	6	0	0	6	0	0	0
Pre-tax profit	**91**	**106**	**197**	**44**	**47**	**288**	**77**	**18**	**95**
Average equity tied up	**1.093**	**1.067**	**1.080**	**1.053**	**1.083**	**1.074**	**1.171**	**1.175**	**1.173**
Operating return on equity (%)	**33,3%**	**42,0%**	**37,6%**	**16,7%**	**17,4%**	**27,4%**	**26,3%**	**6,1%**	**16,2%**
Cost/income ratio in operating business (%)	**17,5%**	**15,5%**	**16,4%**	**31,1%**	**40,2%**	**23,9%**	**24,1%**	**51,9%**	**33,1%**
Return on equity of pre-tax profit (%)	**33,3%**	**39,7%**	**36,5%**	**16,7%**	**17,4%**	**26,8%**	**26,3%**	**6,1%**	**16,2%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Others and Consolidation
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	H1 2006 pro forma	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007	Q2 2007	H1 2007
Net interest income	-6	30	24	-26	-29	-31	13	7	20
Provision for possible loan losses	0	0	0	0	0	0	0	-4	-4
Net interest income after provisioning	-6	30	24	-26	-29	-31	13	3	16
Net commission income	89	78	167	87	117	371	91	54	145
Trading profit*	8	27	35	1	30	66	7	4	11
Net result on investments and securities portfolio	435	138	573	64	2	639	113	215	328
Other result	-21	-41	-62	-6	4	-64	-8	128	120
Revenue	*505*	*232*	*737*	*120*	*124*	*981*	*216*	*404*	*620*
Operating expenses	128	136	264	126	153	543	134	82	216
Operating profit	**377**	**96**	**473**	**-6**	**-29**	**438**	**82**	**322**	**404**
Restructuring expenses	0	96	96	0	0	96	0	0	0
Pre-tax profit	**377**	**0**	**377**	**-6**	**-29**	**342**	**82**	**322**	**404**
Average equity tied up	**-819**	**-739**	**-779**	**-527**	**-651**	**-684**	**419**	**249**	**334**
Operating return on equity (%)	.	.	.	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.	.	.	.

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Appendix 2

Group equity definitions

Group equity definitions

Reconciliation of equity definitions

Equity definitions in € m	Jun-2007	Equity basis for RoE
Subscribed capital	1,708	
Capital reserve	5,705	
Retained earnings	5,122	
Reserve from currency translation	-51	
Investors' capital without minorities	**12,484**	**Basis for RoE on net profit**
Minority interests (IFRS)*	1,063	
Investors' Capital	**13,547**	**Basis for operating RoE and pre-tax RoE**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	-7	
BIS core capital without hybrid capital	**13,540**	
Hybrid capital	3,096	
BIS Tier I capital	**16,636**	

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

Wennemar von Bodelschwingh
P: +49 69 136 43611
M: wennemar.vonbodelschwingh@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Stefan Philippi
P: +49 69 136 45231
M: stefan.philippi@commerzbank.com

Andrea Flügel (Assistant)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

www.commerzbank.com/ir

Disclaimer

END

/ investor relations /

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

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Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

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Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html